Filed by EdtechX Holdings Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EdtechX Holdings Acquisition Corp. II

(Commission File No. 001-39792)

EXPLANATORY NOTE

The following is an interview appearing in GP. Bullhound’s education report, published on September 12, 2022.

Expert view PAUL KELLENBERGER, ZSPACE	CEO

HOW WOULD YOU DESCRIBE THE OVERALL MARKET FOR AR/VR IN EDUCATION?

Amid ramping demand surrounding AR/VR and the metaverse, the global mixed reality market reached $28bn in 2021 and is predicted to rise to over $250bn by 2028. In the global education market alone, spending on AR, VR, and the emerging “eduverse” is expected to grow from $1.8bn in 2018 to $12.6bn in 2025, representing a compound annual growth rate of 32%. Applications of AR and VR can enhance student engagement with educational material and improve efficacy and student outcomes. Covid-19 legislation passed in the US increased funding to K-12 education by $190bn and approximately 80% had not yet been spent as of December 2021, offering further growth potential, as additional US school districts explore new technology and methods to increase student engagement.

WHERE HAS AR/VR BEEN MOST EFFECTIVE IN EDUCATION?

AR/VR has already impacted education positively in improving student success and preparation for college and careers. The industry has seen specific success in the science subjects, mathematics, computational thinking and problem solving, to prepare students for advanced math and computer sciences, and in career and technical pathways (eg STEM, Manufacturing, Architecture, Transportation, IT, Arts, Technology and Communications) when aligned to industry certifications like the National Occupational Competency Testing Institute in the US. Applications of AR and VR can enhance students’ engagement with educational material and improve efficacy and student outcomes.

WHY IS AR/VR IN EDUCATION GROWING SO RAPIDLY? WHAT HAS HELPED TO SPEED UP ADOPTION?

The global AR, VR, and mixed reality market is rapidly growing, becoming more mainstream in various markets including the consumer market, which is helping to fuel the growth in education. We believe innovation in both AR/VR hardware technology, and the software driving AR/VR experiences, is making the technology highly desirable in education. These innovations, such as systems that create a stereo3D immersive visual without any required eyewear, have led to intuitive, responsive, comfortable, and affordable user experiences. The rapidly growing number of compelling educational software applications in AR/VR has enabled growth across K-12 and higher education. Development of teacher resources, including professional development, has enabled easy integration of AR/VR into existing classroom and remote learning environments, accelerating successful adoption. Lastly, the increased funding and associated investments in technology and remote learning, caused by the pandemic, helped to speed up AR/VR’s adoption. “Learning by doing” is the most impactful utilisation of this technology.

ARE THERE ANY KEY RISK FACTORS TO CONSIDER IN THIS MARKET THAT MIGHT IMPACT FUTURE GROWTH?

If the technology being evaluated or used requires a headset or glasses, concerns surrounding multiple students’ usage and associated health/cleanliness issues could impact adoption. In addition, if the technology delivers an uncomfortable experience or requires too much teacher intervention or new user education, it could make it difficult to expand. If technology requires user logins, like consumer products often do, and does not manage privacy and security appropriately for minor-aged school users, it will inhibit the usage of that technology.

WHAT ARE SOME OF THE INNOVATIVE WAYS THAT ZSPACE ISUSING AR/VR TO DELIVER IMMERSIVE AND INTERACTIVE LEARNING EXPERIENCES?

ZSpace allows for the expansion of content by providing access to content that would otherwise be too dangerous, impossible, counterproductive, or too expensive regardless of whether learning is taking place at school, remotely, or in a hybrid environment. Whether dissecting in biology, running a physics experiment on another planet, working on a car engine, or welding in a career and technical education class, students can experience content that is typically delivered in a hands-on environment virtually without the costs and resources associated with a lab environment. We believe the value of zSpace resides in its ability to deliver a wide range of content through one device – providing access to content that students may not otherwise have. ZSpace brings the dangerous, impossible, counterproductive, and expensive to life for the purpose of learning. In addition to being able to use content at school, students can “take labs home” because the content is delivered via a computing device with enhanced features that allow for the virtual experience. Teachers can present to students remotely by sharing augmented reality representations of content. It has been demonstrated that integrating AR/VR like zSpace into instruction has resulted in improved outcomes and efficacy, including test score improvements and greater social and emotional learning.

WHAT ARE SOME OF THE INNOVATIONS AND INTERESTING WORK BEING DONE ACROSS THE INDUSTRY TODAY?

There are many innovations in the usage of AR/VR in education. This autumn, autostereo technology is beginning to be used in schools in the US, enabling students to experience virtual, lifelike, hands-on learning without the need for any specialised eyewear or glasses. This enables comfortable, familiar experiences without health or sanitation concerns associated with sharing equipment. The industry is also seeing innovations in the integration between physical and digital learning, particularly in career and technical education. This allows students to experience hands-on learning with physical equipment combined with tightly integrated digital virtual experiences, further enhancing the learning with both. There is additional innovation in providing learning opportunities anytime, anywhere, and anyplace, allowing students to learn in school, at home, or wherever they are located. Innovations in virtual labs and the gamification of AR/VR learning software, including the use of AI, is expanding the value to students, teachers, and school administrators.

WHERE DO YOU SEE THE FUTURE OF AR/VR IN EDUCATION?

We believe AR/VR will be a key part of the education process and common across K-12 and higher education, potentially through becoming embedded in the tools students use every day, such as laptops and phones; through educators becoming expected to meet varying student needs by providing access to experiential content regardless of where students are learning; AR/VR improving equitable learning by bringing programmes of study to remote areas that would not have it otherwise and, in addition, to providing a consistent level of virtual experiences to students; students becoming able to experience lifelike learning all-round; and learning applications becoming game-like, engaging students in the learning process while providing challenges and the ability for them to experiment, create, and fail without fear.

WHAT IS NEXT FOR ZSPACE AND WHERE DO YOU WANT TO TAKE THE BUSINESS? WHAT DOES SUCCESS LOOK LIKE OVER THE NEXT 5 YEARS?

We recently announced the proposed business combination of zSpace with EdtechX Holdings, which would result in zSpace being a publicly traded company. As a publicly listed company, we expect to continue to do software acquisitions, through which we seek to drive additional annual recurring revenue growth with new K-12 and workforce software applications, facilitating additional scale and international growth in the APAC and EMEA regions. We are looking to expand our global presence, delivering the same AR/VR experiences that have driven US growth into established and emerging markets. We also plan to continue US expansion through increased sales and market penetration. Lastly, we will aim to continue our history of innovation, investing in R&D and delivering products that exceed customer expectations.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between zSpace, Inc. (“zSpace”) and EdtechX Holdings Acquisition Corp. II (“EdtechX II”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of EdtechX II’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by EdtechX II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and zSpace and EdtechX II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither zSpace nor EdtechX II gives any assurance that either zSpace or EdtechX II will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

This communication relates to a proposed transaction between zSpace and EdtechX II. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of zSpace, the combined company or EdtechX II, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”). EdtechX II intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of EdtechX II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all EdtechX II shareholders. EdtechX II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of EdtechX II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in Solicitation

EdtechX II and zSpace and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from EdtechX II’s stockholders in connection with the proposed transaction. Information about EdtechX II’s directors and executive officers and their ownership of EdtechX II’s securities is set forth in EdtechX II’s filings with the SEC. To the extent that holdings of EdtechX II’s securities have changed since the amounts printed in EdtechX II’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.